

March 3, 2008

Via Facsimile (860) 403-5182 and U.S. Mail

Steven L. Bray, Esq.
Vice President
The Phoenix Companies, Inc.
One American Row
Hartford, CT 06115

Re: The Phoenix Companies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 28, 2008
File Number 001-16517

Dear Mr. Bray:

We have the following comments on your filing.

Preliminary Schedule 14A

1.   We note that the insurgents have already chosen to use white as the color of the proxy card. Please change the color of your proxy card.

Cover page

2.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

General Information – Who Pays for the Solicitation of Proxies, page 4

3.   We note that proxies may be solicited "by telephone, personal interview, *or other electronic means*" (emphasis added). Revise to describe all methods that you plan to employ in order to solicit proxies. We also remind you to file, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). In addition, please advise us whether proxies will be solicited via Internet chat rooms or postings on web sites.

Proposal 1. Election of Directors, page 6

4.   Please explain why you do not believe that the election of the insurgents'
        nominees is in the best interests of the company and its security holders.++

Appendix I

5.   Please revise your disclosure in this section to state that each person named <u>is</u> a
        participant in the solicitation, instead of stating that each person <u>may be deemed</u> a
        participant. Refer to Instruction 3 to Item 4 of Schedule 14A. Also, make a
        similar revision to your disclosure as it relates to the purchases and sales of
        company securities.

6.   With respect to your disclosure in this section under the heading "Miscellaneous
        Information Regarding Participants," please tell us why you need to qualify your
        disclosure "to the best knowledge" or "to the knowledge" of the company. What
        prevents you from knowing and disclosing this information? Please explain or
        delete the qualifiers.

Closing Comments

        Please amend the preliminary proxy statement in response to these comments.
Clearly and precisely mark the changes to the preliminary proxy statement effected by
the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may
have further comments upon receipt of your amendment; therefore, please allow adequate
time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses
to our comment letter and providing any supplemental information we have requested.
You should transmit the letter via EDGAR under the label "CORRESP." In the event
that you believe that compliance with any of the above comments is inappropriate,
provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company is in
possession of all facts relating to their disclosure, it is responsible for the accuracy and
adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions